UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2004

SPORTECH PLC

(Translation of Registrant's name into English)

Sportech House, Enterprise Way

 Wavertree Technology Park

Liverpool, L13 1FB
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    [X]      Form 40-F   [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [     ]      No     [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)   82-_____________

MATERIAL DISCLOSURES

Attached as Exhibit 1 is a copy of a preliminary statement made by the Registrant to the London Stock Exchange in England on March 11, 2004.

Attached as Exhibit 2 is a copy of the Annual Report and Accounts for the year ended 31 December 2003 mailed to shareholders during April 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPORTECH PLC (Registrant)
Date: June 9, 2004	By: /s/ Robert Haggis__ _. Name: Robert Haggis Title: Company Secretary

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